Exhibit 99.1

SILVERCORP REPORTS HIGH-GRADE SILVER-LEAD DRILL RESULTS FROM THE SGX MINE

Trading Symbol       TSX:  SVM
                                  NYSE American:  SVM

VANCOUVER, BC, July 5, 2023 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report high-grade silver-lead intercepts from its ongoing diamond drilling program at the SGX mine in the Ying Mining District, China.

Highlights (all intersections are in core lengths):

  Hole ZKDBS27E0301 intersected 1,660 grams per tonne ("g/t") silver ("Ag"), 0.21% lead ("Pb"), 0.12% zinc ("Zn") and 1.61% copper ("Cu") over a 0.51 metre ("m") interval of vein S54 at the 849 m elevation;
  Hole ZKDB0S8E101 intersected 1,877 g/t Ag, 6.24% Pb, 2.89% Zn, and 0.77% Cu over a 2.07 m interval of vein S8E1 at the 697 m elevation;
  Hole ZKDB4AS701 intersected 738 g/t Ag, 10.75% Pb, and 0.38% Zn over a 1.14 m interval of vein S7 at the 670 m elevation;
  Hole ZKDB55S16W01 intersected 1,259 g/t Ag, 6.61% Pb, and 2.96% Zn over a 2.03 m interval of vein S16W at the 637 m elevation;
  Hole ZK19S808 intersected 162 g/t Ag, 7.26% Pb, and 0.48% Zn over a 7.64 m interval of vein S8 at the 517 m elevation;
  Hole ZK21S7_108 intersected 7,948 g/t Ag, 22.47% Pb, 1.42% Zn, and 1.22% Cu over a 0.55 m interval of vein S7_2 at the 470 m elevation;
  Hole ZK4AS2002 intersected 1,167 g/t Ag, 0.71% Pb, and 0.34% Zn over a 0.96 m interval of vein S31 at the 432 m elevation;
  Hole ZK00S2901 intersected 13,490 g/t Ag, 17.41% Pb, 5.37% Zn, and 0.77% Cu over a 0.52 m interval of vein S14 at the 402 m elevation;
  Hole ZK12S2W2012 intersected 1,577 g/t Ag, 19.42% Pb, 4.26% Zn, and 0.16% Cu over a 2.22 m interval of vein S2W2 at the 376 m elevation;
  Hole ZK12S7a104 intersected 1,206 g/t Ag, 4.74% Pb, 1.68% Zn, and 0.27% Cu over a 2.25 m interval of vein S21 at the 304 m elevation;
  Hole ZK12S1001 intersected 2,783 g/t Ag, 66.19% Pb, and 4.40% Zn over a 0.90 m interval of vein S1 at the 290 m elevation;
  Hole ZK6AS2W06 intersected 1,317 g/t Ag, 9.78% Pb, and 2.25% Zn over a 0.93 m interval of vein S6 at the 193 m elevation; and
  Hole ZK08AS2W2005 intersected 1,645 g/t Ag, 21.25% Pb, 3.11% Zn, and 0.29% Cu over a 1.79 m interval of vein S39 at the 156 m elevation.

From January 1, 2022, to June 15, 2023, a total of 88,194 m in 488 diamond drill holes, including 398 underground holes and 90 surface holes, were completed at the SGX mine. Assay results for 483 holes have been received, with 280 holes intercepting mineralization. Currently, there are 15 rigs drilling at the SGX mine.

The drilling program has been focused on three areas: 1) silver-lead-zinc (Ag-Pb-Zn) vein structures in the resource area at higher elevations, close to surface, which have seen limited exploration; 2) infilling above or below previously-mined stopes where production stopped due to higher than modelled variability in grades, thicknesses, and attitudes of the vein structures; and 3) stepping out to test new vein structures to the southeast of the resource area.

Drilling Near-Surface Ag-Pb-Zn Vein Structures within the Resource Area

Drilling over the past few years primarily focused on testing the lateral and downdip extent of known vein structures and paid insufficient attention to their extension potential at elevations above 500 m. High-grade Ag-Pb-Zn vein structures intersected at higher elevations include the S7 series, S8 series, S16 series, S21 series, S1 series, S2, S6, S14 series, and S32 (Table 1).

Drilling Above or Beneath Previously-Mined Stopes within the Resource Area

Most holes drilled during this period targeted blocks of known Ag-Pb-Zn vein structures that were previously missed due to limited drilling or tunneling, changes in thickness, strike and dip of the pay-zones in veins within the resource areas below the 500 m elevation. The high grade intercepts are mainly associated with the northwest-dipping S1 series, S2 series, S6 series, S7 series, S8 series, S14 series, S18 series, S19 series, S21 series, and the east-dipping S31, S28, S29, and S32 veins. These intercepts have led to significant expansion and upgrading of resources. Since access tunnels are already in place, these defined high-grade blocks can be quickly converted to reserves and mined.

Step-Out Surface Drilling Intersecting Ag-Pb-Zn Veins and Au-Ag-Pb-Zn Veins to the Southeast of the Resource Area

Step-out surface drilling intersected high-grade Ag-Pb-Zn veins S26E and S54, and Au-Ag-Pb-Zn veins S51 and S57 to the southeast of the resource area. Hole ZKDBS511201, which intersected high-grade Au-Ag-Pb-Zn vein S51, is approximately 1,200 m southeast of the resource area.

Table 1: Selected intercepts from the drilling programs at the SGX mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein
ZKDB14S2W001	38.21	38.76	516	0.55	263	9.77	12.34			S1
ZKDB14S2W002	56.84	59.62	498	2.78	77	2.56	1.45	0.01	0.01	S1
ZK12S2W2012	104.75	106.11	366	1.36	85	0.15	14.46	0.05	0.06	S1
ZK12S1001	64.02	64.92	290	0.90	2,783	66.19	4.40	0.00	0.00	S1
ZK12AS1001	51.9	52.5	289	0.60	280	16.00	5.33	0.00	0.00	S1
ZK10S102	155.65	156.25	244	0.60	845	16.51	8.00	0.00	0.00	S1
ZK10S2W004	149.24	150.84	230	1.60	753	10.49	2.60	0.02	0.03	S1
ZK08AS3912	140.85	141.48	200	0.63	107	4.84	7.76	0.05	0.05	S1
ZK08AS2W2005	128.84	129.38	158	0.54	644	8.97	0.84	0.10	0.07	S1
ZK14AS209	137.47	137.98	21	0.51	229	1.76	1.25	0.00	0.00	S1
ZK14AS208	141.14	141.64	18	0.50	39	3.05	5.70	0.33	0.12	S1
ZKDB14S1402	112.98	113.51	593	0.53	107	3.38	1.18	0.02	0.01	S14
ZK12AS14008	105.91	106.44	508	0.53	35	0.30	8.11	0.02	0.05	S14
ZK52S2912	16.34	16.88	449	0.54	901	30.91	3.21	0.11	0.12	S14
ZK02BS2901	9.66	10.21	403	0.55	403	2.27	0.21	0.05	0.07	S14
ZK00S2901	10.53	11.05	402	0.52	13,490	17.41	5.37	0.22	2.59	S14
ZK14AS1416	154.22	154.74	247	0.52	1,112	0.79	1.12	0.00	0.00	S14
ZK12AS601	272.22	273.6	239	1.38	848	10.61	0.80	0.19	0.06	S14
ZK10AS1404	93.2	94.83	208	1.63	605	14.05	2.97	0.00	0.11	S14
ZK12S1401	94.54	95.34	208	0.80	532	4.43	5.62	0.03	0.06	S14
ZK64S3104	104.03	105.38	203	1.35	169	1.36	0.70	0.11	0.33	S14
ZK12S1402	112.99	113.72	184	0.73	158	3.13	0.18	0.28	0.02	S14
ZK4S1404	80.91	81.44	148	0.53	306	0.97	0.31	0.02	1.21	S14
ZK4S1405	85.25	85.87	132	0.62	996	26.76	0.82	0.02	0.23	S14
ZK12AS14008	104.11	104.63	509	0.52	55	0.82	5.99	0.02	0.05	S14_1
ZK10AS14_104	150.09	150.76	285	0.67	82	0.95	5.18	0.05	0.04	S14_1
ZK12S14_102	177.26	178.05	284	0.79	317	0.04	1.26	0.06	0.01	S14_1
ZK10S14006	48.23	48.93	250	0.70	591	14.95	1.95			S14_1
ZK4AS31001	85.49	87.84	410	2.35	158	0.33	1.64	0.12	0.02	S14_2
ZK16AS1404	181.19	181.69	247	0.50	75	0.12	7.95	0.16	0.08	S14E
ZK10AS1403	150.24	150.8	173	0.56	96	3.30	6.00	0.05	0.06	S14E
ZKDB14S1402	111.31	111.94	593	0.63	139	0.90	1.79	0.01	0.03	S14E1
ZK12S1402	131.19	131.99	177	0.80	211	0.70	0.38	0.10	0.15	S14E1
ZK10AS1403	68.07	68.69	200	0.62	530	1.64	0.50	0.13	0.33	S14W
ZK12S1402	99.02	99.62	188	0.60	424	1.60	0.39	1.07	0.02	S14W
ZK10S14W005	77.54	78.05	139	0.51	125	3.57	2.68	0.00	0.00	S14W
ZKDB55S16W02	154.35	155.14	696	0.79	6	0.02	0.08	3.47	0.53	S16E
ZKDB53S16W03	162.6	163.13	690	0.53	303	0.16	0.33	0.06	0.12	S16E
ZK56S16E001	87.74	89.07	519	1.33	848	0.58	0.16	0.10	0.00	S16E
ZK10S16E003	97.83	98.59	440	0.76	225	10.54	1.54	0.12	0.08	S16E
ZK10AS16E001	87.57	88.45	421	0.88	222	8.49	0.21	0.05	0.02	S16E
ZK10S16E004	119.94	120.46	420	0.52	37	3.32	1.85	0.05	0.02	S16E
ZK0S7W001	165.31	165.87	597	0.56	71	0.26	13.84	0.00	0.00	S16E1
ZK06AS21003	150.14	150.66	552	0.52	523	4.23	2.03	0.00	0.00	S16E2
ZK58S16E001	73.36	74	525	0.64	330	0.26	0.30	0.13	0.00	S16E2
ZK58S16E002	90.84	91.48	497	0.64	191	2.63	0.57	0.01	0.00	S16E2
ZKDB55S16W01	157.82	158.86	683	1.04	333	0.55	1.38	0.15	0.15	S16E3
ZKDB57S16E01	168.31	168.81	659	0.50	349	0.31	8.01	0.03	0.09	S16E3
ZKDB0S701	298.29	299.2	639	0.91	253	0.08	0.38	0.05	0.02	S16Ea
ZKDB55S16W01	210.47	212.5	637	2.03	1,259	6.16	2.96	0.05	0.05	S16W
ZKDB53S16W02	249.6	250.12	602	0.52	141	0.50	4.42	0.18	0.03	S16W
ZK02AS16W013	85.97	86.95	521	0.98	73	1.42	7.99	0.05	0.00	S16W
ZK4AS16E02	135.54	137.01	338	1.47	123	5.72	0.36	0.05	0.03	S16W
ZK08S22005	174	174.56	302	0.56	155	5.99	2.10	0.03	0.19	S16W
ZK06S2201	156.68	161.69	299	5.01	164	5.91	4.96	0.08	0.20	S16W
ZK50S16W001	168.46	169.8	292	1.34	204	12.98	3.70	0.20	0.39	S16W
ZK02AS7004	125.09	126.45	286	1.36	69	1.13	1.15	9.53	0.02	S16W
ZK02AS7006	100.12	102.87	281	2.75	85	1.73	0.51	0.93	0.03	S16W
ZK4S16W02	155.21	156.44	280	1.23	112	2.01	1.20	0.07	0.18	S16W
ZK0S16W1002	132.02	132.52	473	0.50	218	0.73	0.59	0.05	0.98	S16W1
ZK0S16W1001	155.41	155.94	469	0.53	386	2.01	0.74	0.00	0.00	S16W1
ZK0S16W1004	162.55	163.05	441	0.50	57	8.82	1.07	0.00	0.00	S16W1
ZK65S16W003	86.48	86.98	440	0.50	675	23.40	3.14	0.02	0.12	S16W1
ZK65S16W002	74.12	74.73	438	0.61	1,127	2.79	2.23	0.15	0.08	S16W1
ZK65AS16W1003	73.52	74.23	392	0.71	564	2.30	1.60	0.02	0.07	S16W1
ZK65S16W1005	82.84	83.4	387	0.56	71	4.71	4.77	0.01	0.02	S16W1
ZK65AS16W1001	80.93	81.61	385	0.68	513	1.35	3.17	0.05	0.02	S16W1
ZK07S19010	139.98	142.94	474	2.96	225	1.77	0.99	0.00	0.00	S19
ZK07S19020	167.84	168.59	473	0.75	174	6.85	5.14	0.00	0.00	S19
ZK15AS19014	107.13	107.7	441	0.57	370	0.73	2.44	0.01	0.09	S19
ZK15S19013	122.88	123.39	432	0.51	551	19.92	15.43	0.01	0.28	S19
ZK15S19E01	192.2	195.25	360	3.05	55	3.38	1.88	0.02	0.03	S19
ZK15AS1920	64.63	65.25	294	0.62	765	23.52	10.16	0.02	0.33	S19
ZK15AS1908	45.04	46.92	293	1.88	221	19.39	1.55	0.02	0.05	S19
ZK15AS1909	47.83	50.35	292	2.52	334	14.60	7.22	0.02	0.11	S19
ZK13S1903	114.56	116.51	289	1.95	156	2.59	0.56	0.08	0.01	S19
ZK15AS1911	149.48	149.99	247	0.51	135	1.96	1.69	0.01	0.05	S19
ZK15AS1912	181.93	183.17	240	1.24	207	2.27	0.78	0.03	0.04	S19
ZK11AS19W001	168.38	169.16	186	0.78	275	20.94	0.34	0.00	0.00	S19
ZK11AS1906	95.23	95.84	132	0.61	728	22.11	2.76			S19
ZK11AS1909	107.85	108.42	94	0.57	311	1.74	1.12	0.00	0.00	S19
ZK11AS1907	129.04	129.7	81	0.66	44	4.29	0.36	0.00	0.00	S19
ZK15S19010	120.28	123.7	439	3.42	309	1.36	0.36	0.01	0.02	S19E
ZK15AS1912	170.82	171.32	244	0.50	2,542	5.84	2.16	0.03	0.17	S19E
ZK11AS19015	155.86	158.11	189	2.25	340	10.30	1.62	0.00	0.00	S19E
ZK11S7_1002	118.84	119.6	81	0.76	773	15.32	5.62	0.00	0.00	S19E
ZK11S7_1003	116.83	119.15	79	2.32	342	0.88	0.22	0.00	0.00	S19E
ZK07S19020	195.94	196.78	469	0.84	34	1.22	6.77	0.00	0.00	S19W
ZK07S19011	188.71	189.29	420	0.58	327	14.00	6.83	0.00	0.00	S19W
ZK15AS1920	84.19	84.69	288	0.50	201	7.68	5.14	0.02	0.07	S19W
ZK15AS1911	176.98	177.77	236	0.79	1,369	5.92	0.57	0.03	0.30	S19W
ZK11AS19W01	118.3	119.45	142	1.15	258	1.56	0.35	0.00	0.00	S19W
ZK11AS1905	135.15	136.25	113	1.10	291	0.05	0.03	0.00	0.00	S19W
ZK15AS19014	104.19	104.87	443	0.68	170	0.17	3.80	0.01	0.07	S19a
ZK15AS1908	55.62	56.73	288	1.11	331	2.14	2.91	0.03	0.05	S19a
ZK14AS1W201a	78.9	79.4	252	0.50	69	4.90	0.68	0.00	0.00	S1W
ZKDB12S1001	35.79	36.42	506	0.63	1,538	34.45	9.59	0.05	0.08	S1W2
ZK14S1W5011	8.47	8.98	303	0.51	317	1.14	0.88	0.00	0.00	S1W2
ZK14AS1W5006	13.89	14.39	295	0.50	965	9.86	2.20	0.00	0.00	S1W2
ZK14S1W2004	75.56	76.11	290	0.55	70	3.29	0.39	0.00	0.00	S1W2
ZK14AS1W5007	34.89	35.42	279	0.53	102	6.63	3.25	0.00	0.00	S1W2
ZK14AS1W201a	101.07	101.68	249	0.61	721	5.44	19.18	0.00	0.00	S1W2
ZK14AS1W204	88.93	91.65	247	2.72	438	7.74	2.36	0.00	0.00	S1W2
ZK12AS1W209	87.42	88.14	239	0.72	231	1.02	3.61	0.11	0.04	S1W2
ZK14AS1W203	120.84	121.56	206	0.72	181	0.90	0.64	0.02	0.07	S1W2
ZK14AS1W202a	95.52	98.09	200	2.57	398	2.46	3.00	0.27	0.05	S1W2
ZK14AS2W2002	32.48	33.02	130	0.54	349	2.21	0.35	0.00	0.02	S1W2
ZK14AS2W2001	34.83	35.34	129	0.51	102	0.20	5.87	0.00	0.00	S1W2
ZK14AS2W2002	39.83	40.8	128	0.97	163	0.60	1.05	0.00	0.10	S1W2a
ZK10S2W205	249.34	249.91	362	0.57	568	9.83	1.16	0.05	0.03	S1W3
ZKDB2AS1W502	362.48	363	263	0.52	71	3.56	0.94	0.02	0.02	S1W3a
ZK14AS1W5007	84.19	85.9	242	1.71	545	0.38	3.89	0.00	0.00	S1W5
ZK14AS1W5006	124.75	125.31	218	0.56	1,167	1.15	0.49	0.00	0.00	S1W5
ZKDB8AS6002	108.41	108.94	503	0.53	345	0.13	0.49	0.06	0.01	S2
ZKDB12S2001	151.56	152.07	413	0.51	296	4.40	13.34	0.03	0.10	S2
ZKDB16S2001	187.95	189.80	407	1.85	135	3.43	3.96	0.00	0.00	S2
ZKDB12S2002	152.95	153.46	406	0.51	584	16.51	3.72	0.00	0.08	S2
ZK04AS2010	123.83	124.37	284	0.54	172	1.31	0.77	0.00	0.00	S2
ZK08AS3912	3	3.61	260	0.61	184	5.16	0.34	0.05	0.02	S2
ZK06S6005	118.35	118.9	184	0.55	44	6.84	1.12	0.03	0.01	S2
ZK08AS2W2008	4.23	4.82	182	0.59	869	47.70	2.76	0.00	0.00	S2
ZK08AS2W2005	5.36	5.87	182	0.51	690	48.71	2.11	0.03	0.23	S2
ZK08AS2W2010	8.55	9.06	181	0.51	637	36.03	1.94	0.08	0.09	S2
ZK12S4E02	135.09	135.89	174	0.80	982	2.87	0.84	0.11	0.33	S2
ZK12AS4E02	149.98	150.49	172	0.51	807	16.21	1.94	0.13	0.10	S2
ZK10S202	96.19	97.93	164	1.74	427	8.58	0.96	0.02	0.10	S2
ZK10AS201	92.72	93.39	162	0.67	233	1.06	1.93	0.05	0.04	S2
ZK14AS204	360.42	361.09	-130	0.67	413	0.51	1.13	0.28	0.07	S2
ZK12S7a105	9.22	9.89	304	0.67	440	0.90	1.30	2.56	0.14	S21
ZK12S7a104	9.29	11.54	304	2.25	1,206	4.74	1.68	0.49	0.27	S21
ZK12S7a106	9.59	10.3	302	0.71	125	3.95	0.86	0.05	0.09	S21
ZK10AS705	10.68	11.43	302	0.75	233	1.82	2.07	0.18	0.11	S21
ZK12AS704	10.69	12.76	302	2.07	204	2.99	1.92	0.14	0.06	S21
ZK12AS703	10.66	11.18	300	0.52	184	6.79	1.45	0.06	0.04	S21
ZK06AS21003	114.64	115.38	557	0.74	1,238	0.86	0.54	0.00	0.00	S21W
ZK56S16E002	34.25	34.76	545	0.51	544	8.84	0.70	0.00	0.00	S21W1
ZK08S22005	133.96	134.57	314	0.61	296	1.90	0.33	0.03	0.51	S21W1
ZK10S16E003	111.04	111.61	437	0.57	315	3.05	3.30	0.15	0.06	S21W1a
ZK06AS21003	126.95	127.95	555	1.00	93	0.12	6.98	0.00	0.00	S21W1a
ZK56S7W101	33.77	35.15	301	1.38	208	11.72	1.21	0.45	0.03	S21a
ZK12AS702	29.18	30.18	301	1.00	161	0.90	0.14	0.03	0.02	S21a
ZK12AS703	30.65	31.2	293	0.55	547	23.08	0.80	0.17	0.06	S21a
ZK4AS16E02	106.26	107.03	352	0.77	216	0.42	0.19	0.05	0.02	S22
ZK08S22001	75.97	76.67	328	0.70	41	5.50	0.17	0.01	0.01	S22
ZK06S2201	121.51	124.29	321	2.78	182	0.96	0.17	0.07	0.03	S22
ZK4S16W02	128.27	128.8	301	0.53	365	1.30	0.55	0.02	0.02	S22
ZKDB3AS2302	61.97	62.51	774	0.54	341	3.86	1.45	0.03	0.09	S26E
ZK09S2802	149.75	153.35	439	3.60	258	0.50	0.35	0.09	0.01	S28
ZK02BS2001	9.55	10.21	402	0.66	133	0.57	5.93	0.01	0.02	S29
ZK02BS2901	104.65	105.38	393	0.73	47	2.83	6.04	0.05	0.01	S29
ZK00S2901	101.34	101.97	391	0.63	155	1.92	5.97	0.05	0.03	S29
ZK08AS2W005	91.74	92.26	271	0.52	46	4.04	0.89	0.02	0.01	S29
ZK8AS3903	57.16	57.67	252	0.51	536	10.20	2.60	0.01	0.04	S29
ZK08S3904	69.25	69.76	244	0.51	1,281	54.50	8.23	0.02	0.27	S29
ZK60S3103	76.4	76.98	204	0.58	307	4.12	1.07	0.10	0.08	S29
ZK10S2W004	69.03	70.09	270	1.06	427	0.72	2.11	0.02	0.03	S29E
ZK08S3903	41.07	41.65	260	0.58	36	8.05	1.06	0.03	0.01	S29E
ZK8AS3901	44.83	45.36	260	0.53	83	10.24	1.12	0.05	0.02	S29E
ZKDB14S1001	163.28	163.8	411	0.52	188	6.35	1.01	0.08	0.01	S2W
ZK10S2W205	70.41	71.33	380	0.92	30	0.54	8.90	0.05	0.05	S2W
ZK8AS3901	68.05	70.07	258	2.02	201	11.01	0.56	0.05	0.04	S2W
ZK08S3903	78.39	79	257	0.61	169	4.11	0.23	0.02	0.02	S2W
ZK12S201	88.28	89.52	165	1.24	304	7.18	0.58	0.08	0.05	S2W
ZK14AS204	233.15	233.8	-34	0.65	201	5.94	1.06	0.05	0.14	S2W
ZKDB18S2W201	191	192.04	446	1.04	565	7.22	10.44	0.03	0.07	S2W2
ZK12S2W204	52.2	52.72	404	0.52	109	1.52	1.72	0.03	0.02	S2W2
ZK12S2W2012	29.88	30.7	380	0.82	1,250	19.84	3.14	0.07	0.12	S2W2
ZK10S2W205	77.51	78.02	380	0.51	162	3.00	5.97	0.05	0.02	S2W2
ZK12S2W2011	58.97	59.56	378	0.59	463	13.29	20.60	0.12	0.17	S2W2
ZK12S2W2012	48.73	50.95	376	2.22	1,577	19.42	4.26	0.08	0.16	S2W2
ZK12AS1W5004	46.58	47.31	371	0.73	50	0.10	9.20	0.05	0.03	S2W2
ZK10S2W204	104.99	105.61	365	0.62	73	3.82	1.91	0.03	0.01	S2W2
ZK12S2W2013	56.25	56.77	362	0.52	57	1.20	5.27	0.02	0.05	S2W2
ZK12AS1001	3.29	4.17	304	0.88	106	1.92	2.50	0.00	0.00	S2W2
ZK10S2W001	72.78	73.38	289	0.60	1,494	51.82	1.27	0.03	0.07	S2W2
ZK14S1W2003	177.45	177.95	253	0.50	686	0.69	0.07	0.00	0.00	S2W2
ZK12AS1W207	164.37	164.87	223	0.50	127	2.21	0.87	0.12	0.05	S2W2
ZK08AS2W2008	119.66	120.17	160	0.51	173	3.60	1.29	0.00	0.00	S2W2
ZK08AS2W2005	123.1	123.73	159	0.63	592	0.18	0.46	0.09	0.10	S2W2
ZK14S2W2a101	130.55	131.27	133	0.72	295	0.20	0.51	0.00	0.14	S2W2
ZK12AS1W216	213.59	214.1	126	0.51	5,016	4.65	1.34	0.74	0.00	S2W2
ZK10AS2W204	98.54	100.91	124	2.37	189	0.65	2.03	0.00	0.00	S2W2
ZK14AS2W2001	143.62	146.33	83	2.71	128	10.26	4.32	0.00	0.00	S2W2
ZK14AS2W2002	164.37	165.03	79	0.66	85	3.23	1.81	0.00	0.19	S2W2
ZK08AS2W206	168.69	169.2	63	0.51	253	7.92	1.16	0.00	0.00	S2W2
ZK10S2W205	92.1	92.63	378	0.53	134	1.19	6.61	0.05	0.04	S2W2a
ZK14AS2W2002	148.6	150.18	85	1.58	445	0.55	0.14	0.00	0.11	S2W2a
ZK12AS2W208	20.54	21.09	397	0.55	989	5.14	12.84	0.10	0.09	S2W2a1
ZK12S2W204	19.72	22.99	393	3.27	167	1.35	0.30	0.03	0.02	S2W2a1
ZK8AS3901	34.02	34.63	261	0.61	703	5.29	0.53	0.05	0.03	S2W2a1
ZK8AS3903	34.04	34.59	256	0.55	445	30.30	0.10	0.01	0.09	S2W2a1
ZK08S3906	46.72	47.23	254	0.51	162	5.64	1.65	0.05	0.01	S2W2a1
ZK08S3904	50.62	51.15	249	0.53	151	6.62	2.26	0.02	0.02	S2W2a1
ZK12AS1W216	225.06	226.43	119	1.37	403	3.85	0.63	0.12	0.00	S2W2a1
ZK08AS2W003	63.22	63.83	246	0.61	141	3.48	2.26	0.01	0.01	S2Wa
ZK8AS3903	26.58	27.08	257	0.50	121	1.24	1.35	0.06	0.02	S2a
ZK08S3904	27.47	28.07	255	0.60	1,285	27.88	1.75	0.02	0.23	S2a
ZK08AS3912	30.76	31.74	248	0.98	852	13.50	1.02	0.14	0.06	S2a
ZK08AS3911	32.53	33.03	247	0.50	412	10.33	2.43	0.03	0.07	S2a
ZK04S6013	68.19	68.69	434	0.50	72	0.83	4.98	0.05	0.03	S31
ZK4AS2002	63.47	64.43	432	0.96	1,167	0.70	0.34	0.22	0.05	S31
ZK56S3104	153.79	155.45	200	1.66	346	4.77	2.88	0.12	0.06	S31
ZK60S3102	115.87	116.6	200	0.73	154	7.31	5.45	0.05	0.04	S31
ZK10S14W007	62.36	62.86	132	0.50	125	0.55	15.01	0.00	0.00	S31E
ZKDB71S3202	261.45	262.01	666	0.56	2,100	3.26	6.65	0.13	4.16	S32
ZK63AS8E1001	70.48	71.05	636	0.57	1,074	2.24	6.55	0.05	0.73	S32
ZK65S8E1001	69.09	69.75	632	0.66	472	0.47	14.34	0.00	0.95	S32
ZKDB71S3201	279.83	280.38	624	0.55	1,800	8.36	3.22	0.05	0.73	S32
ZK61S32023	109.63	110.13	572	0.50	51	3.81	0.82	0.00	0.00	S32
ZKDB71S3201	275.91	276.46	627	0.55	112	0.33	3.19	0.05	0.23	S32a
ZK04AS37005	129.54	130.13	283	0.59	240	2.75	14.61	0.05	0.04	S37
ZK04S2002	23.8	24.33	442	0.53	752	22.62	8.81			S37E
ZK08S3903	107.18	108.09	254	0.91	1,390	0.70	5.10	0.02	0.38	S39
ZK08S3904	108.38	109	234	0.62	1,415	26.50	5.99	0.02	0.14	S39
ZK08AS2W2005	141.54	143.33	156	1.79	1,654	21.25	3.11	0.07	0.29	S39
ZKDB14S2W001	138.56	139.07	442	0.51	185	7.02	4.65			S4
ZK08AS14_2001	44.46	44.96	301	0.50	422	0.53	0.83	0.00	0.00	S4
ZK08AS6010	55.79	56.32	293	0.53	720	1.65	1.02	0.01	0.02	S4
ZK12S608	102.42	103.02	346	0.60	100	2.62	0.29	0.00	0.00	S4E
ZK12AS601	63.05	63.7	289	0.65	348	0.19	0.11	0.10	0.01	S4E
ZK08AS6010	65.69	66.2	291	0.51	276	12.72	1.51	0.12	0.03	S5
ZKDBS511201	183.23	183.99	878	0.76	43	4.06	2.51	3.21	0.05	S51
ZKDBS511402	169.14	169.79	875	0.65	102	0.34	0.08	1.29	0.02	S51
ZKDBS27E0301	153.32	153.83	849	0.51	1,660	0.21	0.12	0.01	1.61	S54
ZKDB14S6004	45.05	45.64	591	0.59	281	4.53	2.59	0.02	0.04	S6
ZK12S1408	59.43	60.2	502	0.77	150	1.72	0.11	0.02	0.01	S6
ZK2AS2003	66.06	67.82	429	1.76	158	1.72	5.23	0.02	0.04	S6
ZKDB8AS6001	190.49	190.99	424	0.50	208	3.05	2.47	0.01	0.04	S6
ZK14S604	96.03	96.53	366	0.50	198	0.24	0.36			S6
ZK12S14_105	92.02	92.52	364	0.50	350	4.87	0.70	0.00	0.03	S6
ZK12S607	99.67	100.26	342	0.59	353	18.06	10.19	0.00	0.00	S6
ZK12S608	118.12	118.73	340	0.61	151	3.37	0.20	0.00	0.00	S6
ZK04S604	32.94	35.63	324	2.69	304	6.47	2.21	0.03	0.05	S6
ZK12S14_102	75.85	76.39	296	0.54	183	4.12	0.83	0.09	0.02	S6
ZK08AS14_2002	85.69	86.25	296	0.56	83	0.86	6.52	0.00	0.00	S6
ZK08AS14_2001	86.99	87.56	295	0.57	143	2.29	1.23	0.00	0.00	S6
ZK12S14_101	75.88	76.93	295	1.05	275	11.35	2.03	0.05	0.03	S6
ZK10AS14_104	79.41	80.14	294	0.73	69	0.91	9.07	0.05	0.07	S6
ZK12AS604	100.39	101.18	256	0.79	155	4.32	3.41	0.09	0.04	S6
ZK06S6008	83.14	83.67	199	0.53	79	3.36	3.25	0.05	0.01	S6
ZK6AS2W06	143.71	144.64	193	0.93	1,317	9.78	2.25	0.00	0.00	S6
ZK06S6006	96.47	97.82	186	1.35	945	13.62	4.85	0.09	0.10	S6
ZK06S6005	114.11	114.72	185	0.61	104	8.37	4.06	0.03	0.05	S6
ZK04AS6010	101.32	101.97	184	0.65	33	4.79	2.31	0.04	0.01	S6
ZK04AS6011	111.35	114.05	181	2.70	104	2.60	2.59	0.12	0.02	S6
ZK04S6007	163.31	163.91	143	0.60	76	0.53	4.92	0.01	0.06	S6
ZK12AS4E02	5.2	5.71	221	0.51	1,146	10.44	5.19	4.86	0.14	S6E1
ZKDB4S701	98.97	100.53	671	1.56	91	2.48	1.47	0.05	0.02	S7
ZKDB4AS701	92.79	93.93	670	1.14	738	10.75	0.38	0.05	0.01	S7
ZK4AS16E03	15.35	18.37	397	3.02	281	1.75	0.51	0.05	0.04	S7
ZK08S22001	33.08	34.51	343	1.43	263	0.10	0.08	0.01	0.01	S7
ZK02AS7004	85.2	86.91	292	1.71	151	0.77	1.90	0.08	0.05	S7
ZK10AS705	165.45	168.66	254	3.21	452	0.53	1.06	1.10	0.02	S7
ZK10S7006	174.92	175.94	234	1.02	398	4.03	0.60	0.02	0.20	S7
ZK17S7_1004	128.61	129.62	539	1.01	146	5.43	4.00	0.03	0.02	S7_1
ZK17S7_117	33.34	35.46	482	2.12	478	1.53	3.23	0.04	0.05	S7_1
ZK21S7_108	137.48	139.78	468	2.30	264	7.02	0.57	0.03	0.03	S7_1
ZK17S7_119	50.44	52.77	447	2.33	223	4.15	9.54	0.05	0.10	S7_1
ZK13AS7_121	54	56.21	439	2.21	142	2.35	4.13	0.00	0.00	S7_1
ZK21S7_111	136.26	136.79	422	0.53	134	20.74	0.17	0.03	0.01	S7_1
ZK15AS1912	11.79	13.72	304	1.93	501	11.62	13.10	0.10	0.18	S7_1
ZK03S7_201	121.28	123.07	247	1.79	645	1.21	3.77	0.00	0.00	S7_1
ZK03AS7_128	101.36	102.11	231	0.75	112	2.61	0.22	0.00	0.00	S7_1
ZK15S7_101	161.41	162.12	183	0.71	433	11.59	1.08	0.06	0.14	S7_1
ZK11AS19013	69.58	70.1	139	0.52	16	4.83	3.69	0.00	0.04	S7_1
ZK11AS1905	64.47	69.63	139	5.16	198	4.14	1.20	0.00	0.00	S7_1
ZK11S7_1002	103.68	107.17	91	3.49	296	3.87	3.63	0.00	0.00	S7_1
ZK11S7_1003	111.51	112.3	83	0.79	260	1.99	1.06	0.00	0.00	S7_1
ZK06S7_103	485.6	486.37	-171	0.77	137	5.90	0.13	0.46	0.00	S7_1
ZK11S7_1002	89.05	89.55	101	0.50	571	8.58	4.34	0.00	0.00	S7_1E
ZKDB6S702	225.24	225.77	561	0.53	224	1.30	2.88	0.03	0.04	S7_2
ZK21S7_108	126.52	127.07	470	0.55	7,948	22.47	1.42	0.03	1.22	S7_2
ZK13AS7_121	102.82	103.89	424	1.07	58	0.26	9.32	0.00	0.00	S7_2
ZK15S7_1002	92.13	94.3	419	2.17	39	0.20	16.13	0.00	0.00	S7_2
ZK4AS16E03	22.68	23.64	395	0.96	178	3.34	0.66	0.05	0.03	S7_2
ZK4AS16E02	24.66	25.92	391	1.26	568	2.21	1.37	0.05	0.14	S7_2
ZK04S7_2006	149.4	149.91	197	0.51	165	9.21	0.05	0.00	0.00	S7_2
ZK17S7_103	69.48	70.03	600	0.55	161	1.90	0.20	0.05	0.02	S7_2a2
ZK17S7_116	103.39	104.06	507	0.67	157	0.61	2.07	0.01	0.02	S7_2a2
ZK11S1901	52.23	53.59	293	1.36	290	3.57	0.15	0.05	0.06	S7_2a2
ZK13S1903	65.39	66.05	297	0.66	27	0.39	8.85	0.11	0.10	S7_2a3
ZK17AS7_201	90	90.74	439	0.74	291	3.32	2.92	0.02	0.04	S7_3
ZK13AS1911	76.36	76.95	293	0.59	209	0.17	2.05	0.11	0.01	S7_3
ZK0S7005	90.74	91.29	618	0.55	1,934	19.79	3.14	0.02	0.35	S7E
ZK61S3211	43.48	44.23	398	0.75	79	3.04	1.95	0.06	0.06	S7E
ZK02S7E2005	162.36	162.87	515	0.51	859	12.13	0.26	0.00	0.00	S7E2
ZK08S8E01	16.73	17.41	360	0.68	218	0.22	0.56	0.07	0.03	S7E2
ZK8AS8001	17.39	17.89	353	0.50	204	0.19	0.25	0.05	0.01	S7E2
ZK06AS8W01	10.51	11.19	211	0.68	139	1.86	0.28	0.00	0.00	S7E2
ZK06S8W01	10.1	10.74	210	0.64	223	2.66	0.95			S7E2
ZK06AS8W03	11.5	13.21	208	1.71	159	3.58	0.89	0.00	0.00	S7E2
ZK08S8W02	12.98	13.56	206	0.58	485	1.63	0.10	0.00	0.00	S7E2
ZK2AS7_2008	118.07	118.66	202	0.59	207	2.86	4.07	0.10	0.00	S7E2
ZK0S7004	124.57	125.07	630	0.50	1,182	28.77	1.86	0.00	0.00	S7W
ZK0S7003	131.22	131.77	624	0.55	706	14.11	0.51	0.01	0.00	S7W
ZK0S7005	130.02	131.87	607	1.85	745	8.82	1.81	0.02	0.16	S7W
ZK12S7a105	112.79	113.37	287	0.58	284	6.14	1.47	0.25	0.08	S7W
ZK12S7a106	123.98	125.52	267	1.54	200	0.53	0.69	0.05	0.02	S7W
ZK12S7a105	99.4	99.94	290	0.54	70	1.18	0.62	2.38	0.02	S7W1
ZK56S7W101	142.31	143.4	288	1.09	1,186	24.35	0.20	0.20	0.07	S7W1
ZK12S7a106	109.88	110.75	271	0.87	231	0.89	0.83	0.35	0.01	S7W1
ZK12S7a105	124.13	124.71	286	0.58	480	4.51	0.45	0.03	0.04	S7W2
ZK10S7006	153.02	153.52	243	0.50	384	0.83	4.40	0.02	0.18	S7a1
ZKDB2BS8E103	152.74	153.48	736	0.74	149	0.52	1.57	0.01	0.08	S8
ZK19S808	145.86	153.50	517	7.64	162	7.26	0.48	0.01	0.03	S8
ZK19S810	179.13	180.33	472	1.20	197	5.11	0.41	0.03	0.02	S8
ZK11AS8E07	160.75	161.45	186	0.70	465	1.57	0.34	0.04	0.33	S8
ZK13S8E013	167.37	168.83	173	1.46	340	2.95	0.26	0.00	0.43	S8
ZK11AS8E08	166.9	167.77	170	0.87	326	10.80	0.16	0.02	0.09	S8
ZK13S8E014	186.84	188.78	144	1.94	214	2.25	0.31	0.05	0.39	S8
ZKDB32AS801	297.38	298.73	659	1.35	137	11.51	3.70	0.02	0.12	S8E
ZK17S8E04	42.91	44.24	285	1.33	323	3.53	0.11	0.03	0.07	S8E
ZK11S8E04	164.98	167.08	194	2.10	173	8.33	0.25	0.02	0.05	S8E
ZK13S8E014	154.71	155.38	172	0.67	241	3.46	0.20	0.05	0.09	S8E
ZKDB2BS8E103	150.05	151.91	738	1.86	84	0.43	5.08	0.04	0.09	S8E1
ZKDB0S8E102	246.53	248.6	699	2.07	617	4.57	2.52	0.07	0.27	S8E1
ZKDB0S8E101	228.51	231.69	697	3.18	1,877	6.24	2.89	0.06	0.77	S8E1
ZKDB0S8E105	232.38	234.66	668	2.28	113	0.33	6.30	0.00	0.00	S8E1
ZK13S8E013	47.43	48.09	270	0.66	465	5.51	0.53	0.00	0.10	S8Ea
ZK11AS8E06	132.88	133.53	287	0.65	210	0.04	0.02	0.05	0.01	S8W
ZK08S8W02	178.43	179.18	142	0.75	258	1.61	3.38	0.00	0.00	S8W
ZK06AS8W03	174.55	175.05	139	0.50	106	1.51	18.13	0.00	0.00	S8W
ZKDB0S8E102	182.86	183.39	730	0.53	346	0.22	0.11	0.05	0.10	S8W1
ZK06AS8W01	147.62	148.17	187	0.55	24	4.26	1.35	0.00	0.00	S8W2
ZK13S8E015	224.62	225.34	133	0.72	37	3.21	0.18	0.05	0.80	S8Wa
ZK19S8007	122.99	123.63	555	0.64	113	2.13	0.45	0.05	0.01	S8a

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by sawing. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and SGS in Tianjin, China. All three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1 mm and then split into a 200-300 g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy ("AAS"), and the other is digested by two-acid digestion for analysis of silver, lead, zinc, and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5 m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2 m to more than 1 m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp's mine laboratory ("Ying Lab") located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200 g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1 mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, while silver, lead, zinc, and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control ("QA/QC") procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRMs, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias.  Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company's goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees' wellbeing, and sustainable development.  For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information.  Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests;  joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations;  competition;  operations and political conditions; regulatory environment in China and Canada;  environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended March 31, 2021 under the heading "Risk Factors".  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release and referred to herein was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC").  The terms "proven mineral reserve", "probable mineral reserve" and "mineral reserves" used in this news release are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101.  Accordingly, information contained in this news release providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

Investors are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "Inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity.  An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7.  Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021.  The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources".  In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be substantially similar to corresponding definitions under the CIM Definition Standards.  During the period leading up to the compliance date of the SEC Modernization Rules, information regarding mineral resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards.  While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

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SOURCE Silvercorp Metals Inc

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CO: Silvercorp Metals Inc

CNW 17:05e 05-JUL-23